UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd.

On May 18, 2020, Gamida Cell Ltd. (the “Company”) issued a press release announcing the commencement of a public offering of its ordinary shares, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

On May 18, 2020, the Company also announced, for the three months ended March 31, 2020, the Company expects to report no revenues, an operating loss of approximately $12.3 million and a net loss of $10.6 million (or $0.31 per basic and diluted share), compared to no revenues, an operating loss of $11.1 million and a net loss of $15.5 million (or $0.62 per basic and diluted share) for the three months ended March 31, 2019. As of March 31, 2020, the Company expects to report cash, cash equivalents, marketable securities and short-term deposits of $40.3 million, total assets of $56.9 million, no debt and $31.6 million of total liabilities. These amounts are unaudited and are subject to completion of financial closing and review procedures.

The Company is also supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 with the following risk factor:

Our business could be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, including at our U.S. headquarters, which is currently subject to an order that requires all non-essential businesses to cease in-person operations, and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be adversely affected by the effects of the recent and evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease including in the Commonwealth of Massachusetts, where our U.S. operations are focused. The Commonwealth of Massachusetts declared a state of emergency related to the spread of COVID-19, and the Governor of Massachusetts and other health officials in Massachusetts and surrounding states have announced aggressive orders, health directives and recommendations to reduce the spread of the disease. Further, the Governor of Massachusetts issued an executive order directing that all non-essential businesses close their physical operations and implement work-from-home schedules, effective as of March 23, 2020. Accordingly, we have implemented work-from-home policies for all employees. The effects of the executive order and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.

Some of our third-party manufacturers which we use for the supply of materials for product candidates or other materials necessary to manufacture product to conduct preclinical tests and clinical trials are located in countries affected by COVID-19, and should they experience disruptions, such as temporary closures or suspension of services, we would likely experience delays in advancing these tests and trials. Currently, we expect no material impact on the clinical supply of omidubicel or any of our product candidates.

In addition, our clinical trials may be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries, business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in the “Risk Factors” section included in our Annual Report on Form 20-F.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press release dated May 18, 2020, Gamida Cell Announces Launch of Public Offering of Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

May 18, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer